July 16, 2015

Via EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street N.E.

Washington D.C. 20549

Attention:	Jim B. Rosenberg Senior Assistant Chief Accountant

Re:	Voya Financial, Inc. Form 10-K for the Fiscal Year Ended December 31, 2014 Filed February 27, 2015 File No. 001-35897

Dear Mr. Rosenberg:

This letter responds to the comments set forth in the letter, dated June 4, 2015, to Ewout Steenbergen, Executive Vice President and Chief Financial Officer of Voya Financial, Inc. (the “Company” or “we”), from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) regarding the above-referenced Form 10-K filed with the Commission on February 27, 2015 (the “Form 10-K”).

We have addressed the comments in the Staff’s June 4, 2015 letter by reproducing the comments below in bold text and providing the Company’s response immediately following.

Form 10-K for the Fiscal Year December 31, 2014

Notes to the Consolidated Financial Statements

Fair Value Measurements (excluding Consolidated Investment Entities)

Valuation of Financial Assets and Liabilities at Fair Value

Fixed Maturities, page 287

Comment:

1.	Please refer to your proposed revised disclosure in response to the second bullet of our prior comment one:

•	In each case where you say that fair value is determined using third-party commercial pricing services, please tell us the type of market approach used and to the extent more than one type is used, indicate:

•	the extent to which each type is used;

•	what determines when each type is used; and

•	the inputs used for each type.

The Company’s response to the second bullet of the first comment in the Staff’s prior comment letter related to the Company’s disclosure of market observable inputs utilized to measure fair value for fixed maturities classified as Level 2 assets. Where fair value of the Company’s Level 2 assets is determined using third-party commercial pricing services, the type of market approach used by the pricing service is a matrix pricing model. The matrix pricing model market approach technique uses the market observable inputs cited in our previous response (and repeated below) to calculate the fair value. As part of their process, the third-party commercial pricing services compare valuations produced by the model to relevant transactions in the market to ensure that the model is producing valuations supported by observable market data.

•	More fully describe to us your matrix and analytics-based pricing model.

The Company uses its matrix and analytics-based pricing model only to determine fair values for private corporate fixed maturity securities. This model derives a discount yield based upon market observable inputs, and then calculates a fair value by applying that discount to the security’s scheduled cash flows. The market observable inputs are the current level of risk-free interest rates, current corporate credit spreads, the credit quality of the issuer (including consideration of the value of any collateral and the presence of any guarantees), a liquidity spread and the total capitalization of the issuer. In addition, in circumstances where the weighted average life of the security extends beyond fifteen years, the model also incorporates as an input the market price of a comparable publicly traded security. The Company back-tests model fair values by comparing the output of the model to recent trade prices.

In response to the Staff’s comment, and in order to provide further elaboration on the Company’s fair value methodologies with respect to private corporate fixed maturity securities, we will update our disclosures in Note 4 to include the additional words underlined below beginning with the Company’s Quarterly Report on Form 10-Q for the quarter ended June 30, 2015:

“For fixed maturities classified as Level 2 assets, fair values are determined using a matrix-based market approach based on prices obtained from third-party commercial pricing services, and the Company’s matrix and analytics-based pricing model, which in each case incorporate a variety of market observable information as valuation inputs. The market observable inputs used for these fair value measurements, by fixed maturity asset class, are as follows:

Class Description	Fair Value Methodology Applied
U.S. Treasuries	Fair value is determined using third-party commercial pricing services, with the primary inputs being stripped interest and principal U.S. Treasury yield curves that represent a U.S. Treasury zero-coupon curve.

U.S. Government agencies and authorities State, municipalities and political subdivisions	Fair value is determined using third-party commercial pricing services, with the primary inputs being U.S. Treasury yield curves, trades of comparable securities, credit spreads off benchmark yields, and issuer ratings.

U.S. corporate public securities Foreign corporate public securities and foreign government	Fair value is determined using third-party commercial pricing services, with the primary inputs being benchmark yields, trades of comparable securities, issuer ratings, bids and credit spreads off benchmark yields.

U.S. corporate private securities Foreign corporate private securities	Fair values are determined using a matrix-based pricing model. The model incorporates the current level of risk-free interest rates, current corporate credit spreads, credit quality of the issuer and cash flow characteristics of the security. The model also considers a liquidity spread, the value of any collateral, the capital structure of the issuer and the presence of guarantees. Additional inputs may include prices and quotes for comparably rated publicly traded securities in the same sector as the security being valued.

Residential mortgage-backed securities Commercial mortgage-backed securities Other asset-backed securities	Fair value is determined using third-party commercial pricing services, with the primary inputs being credit spreads off benchmark yields, prepayment speed assumptions, current and forecasted loss severity, debt service coverage ratios, collateral type, payment priority within tranche and the vintage of the loans underlying the security.”

2.	Please refer to your response to the third bullet of our prior comment one:

•	Confirm to us that you will also separately disclose “private” corporates (US and foreign) in your disclosures in Note 2 for all required disclosures under ASC 320-10-50.

We confirm that we will separately disclose “private” corporates (U.S. and foreign) in the Company’s disclosures in Note 2 for all required disclosures under ASC 320-10-50 beginning with the Company’s Quarterly Report on Form 10-Q for the quarter ended June 30, 2015. We will also make corresponding revisions to the Company’s Management’s Discussion and Analysis.

•	Include disclosure explaining what distinguishes “private” corporates from “public.”

Beginning with the Company’s Quarterly Report on Form 10-Q for the quarter ended June 30, 2015, the Company will include the following disclosure explaining the distinction between “private” corporate fixed maturity securities and “public” corporate fixed maturity securities:

“Public corporate fixed maturity securities are distinguished from private corporate fixed maturity securities based upon the manner in which they are transacted. Public corporate fixed maturity securities are issued initially through market intermediaries on a registered basis or pursuant to Rule 144A under the

Securities Act of 1933 (the “Securities Act”) and are traded on the secondary market through brokers acting as principal. Private corporate fixed maturity securities are originally issued by borrowers directly to investors pursuant to Section 4(a)(2) of the Securities Act, and are traded in the secondary market directly with counterparties, either without the participation of a broker or in agency transactions.”

3.	Please refer to your response to the fourth bullet of our prior comment one. Please provide us an analysis that compares and analyzes the risks and economics between your corporate fixed maturity securities rated A and above to those rated BBB and below to support why further disaggregation is not necessary here and in Note 2 under ASC 320-10-50-1B and ASC 820-10-50-2B. In this regard, we do not understand the basis for your conclusion that further disaggregation is not necessary because fair value methods and inputs do not vary.

The Company manages its public and private corporate fixed maturity securities portfolio on a risk adjusted return basis. We recognize that there is typically higher risk associated with lower credit quality securities, a risk that is generally compensated through a higher yield.

As presented below, based on our analysis of the risks and economics of our portfolio and industry data, considering yield spread, default rates and the typical contractual terms of the securities, we observe that BBB rated securities have characteristics that more closely correspond to securities rated A than to securities rated BB.

Furthermore, the distinction between investment grade securities (which includes BBB rated securities) and below-investment grade securities ratings is widely recognized in the financial services industry and with investors and other market participants. In our view, a deviation from this convention by defining an asset class containing BBB and lower-rated fixed maturity securities could potentially be confusing or misleading to readers of the Company’s financial statements.

Our disclosures on pages 198-200 of the Form 10-K and pages 137-140 of our Quarterly Report on Form 10-Q for the three months ended March 31, 2015, provide significant information about the credit quality of our investments in fixed maturities including, by asset class, a distribution of fair values across the National Association of Insurance Commissioners (“NAIC”) acceptable rating organizations quality ratings (Moody’s, Standard & Poor’s and Fitch) and a distribution of fair values across the NAIC’s Securities Valuation Office quality designations.

We believe that these disclosures provide significant information to readers about the credit quality of our securities by asset classes - classes disaggregated on a basis consistent with those disclosed under ASC 320 in Note 2 and under ASC 820 in Note 4. In these disclosures we report that less than 7% of the fixed maturity securities portfolio is below investment grade. Furthermore, we also describe in our disclosures about fair value in Note 4 (and as discussed above) that the fair value methods and market observable inputs utilized do not vary within the reported Level 2 investment classes.

Therefore, due to the completeness of existing credit quality disclosures and the relatively small amount of below investment grade securities in our portfolio, taken together with our disclosures under ASC 320 in Note 2 and under ASC 820 in Note 4, we do not believe that further disaggregation by credit quality would provide additional meaningful information to readers of the financial statements.

An analysis that compares and analyzes the risks and economics of fixed maturity securities having various credit ratings is presented below in regards to yield spread, default rates and characteristics of the securities:

Yield Spread

A comparison of the Option Adjusted Spread (“OAS”) of the Company’s public and private corporate fixed maturity position over the period from 2012 to 2014 shows a much closer relationship between the OAS of BBB and A rated securities (the differences range between 67 and 68 basis points) than between BBB and BB securities (the differences range between 123 and 179 basis points).

We believe industry benchmarks such as the Barclay’s U.S. Corporate Investment Grade and U.S. High Yield indices also support our conclusion by demonstrating the significantly closer correlation between the yield spreads of BBB and A rated securities, as compared to the correlation between the yield spreads of BBB and BB rated securities. A comparison of the OAS in these indices as of the end of each of the years from 2009 to 2014 shows a much closer relationship between the OAS of BBB and A rated securities (the differences range between 51 and 69 basis points) than between BBB and BB securities (the differences range between 119 and 237 basis points).1

Default Rates

Another important consideration in assessing the risks and economics of fixed maturity securities is default experience. During the period 2012 to 2014, the Company has not experienced a default in its public or private corporate fixed maturity securities portfolio. Because that period represents a relatively limited sample size upon which to base a definitive conclusion, we also present the following industry data to support our perspective.

Moody’s Investors Service, Inc. (“Moody’s”) publishes an Annual Default Study.2 The most recent study presents cumulative issuer-weighted corporate default and recovery rates. For the period covering 1998 to 2014, securities carrying ratings of Baa1, Baa2, and Baa3 (which generally correspond to BBB rated securities on the Standard and Poor’s (“S&P”) scale) have had default rates that correspond much more closely to securities rated A1, A2, and A3 (“A” on the S&P scale) than to securities rated Ba1, Ba2, or Ba3 (“BB” on the S&P scale). In fact, over these 17 years, there have been observed periods in which Baa1 and Baa2 rated securities have had lower cumulative default rates than those rated A1, A2, and A3. For all years in the study, Ba1 rated securities (the highest-rated component of securities rated “BB” on the S&P scale) experienced significantly higher default rates than did Baa/BBB rated securities. The respective default rates of Baa/BBB rated and Ba/BB rated securities across all 17 years in the study demonstrate a clear line of demarcation between them that does not appear between the default rates of A and Baa/BBB securities. This demarcation is consistent with the widespread industry and investor practice of distinguishing between investment-grade (Baa / BBB and above) and below-investment grade (Ba / BB and below) securities.

Characteristics of the Securities

The similarity between A rated and BBB rated securities described in the yield spread and default rates analyses above is also borne out by a qualitative inspection of the terms of the securities themselves. At the time of initial issuance, corporate fixed maturity securities are broadly characterized into two categories: investment-grade, for securities rated BBB or above, and non-investment grade (or “high-yield”) for securities rated BB or below. This categorization is practically universal, and is well understood by issuers, ratings agencies, market intermediaries and investors.

Each of these two categories is characterized by a distinct set of contractual terms, with investment-grade securities generally containing only a limited set of covenants that are consistent across issuers. These “investment-grade covenants” typically include a negative pledge, a covenant regarding sale-leasebacks,

[1]	Source of underlying data: Barclay’s U.S. Corporate Investment Grade Index and Barclay’s High Yield Index OAS
[2]

Source of underlying data: Moody’s “Annual Default Study: Corporate Default and Recovery Rates 1920-2014” (Exhibit 36 - Average Cumulative Issuer-Weighted Global Default Rates by Alphanumeric Rating, 1998-2014)

and a covenant placing conditions on mergers and consolidations. The consistency of contractual terms between A rated and BBB rated securities provides further support to the Company’s determination that securities rated BBB do not constitute a separate class from those rated A or above.

In contrast, corporate fixed maturity securities rated BB or below at issuance will often contain a broader set of covenants that may, for example, include restrictions on certain dividends or other “restricted payments,” limitations on asset sales and transactions with affiliates, and restrictions on the incurrence of additional debt, among others. These “high-yield” covenants typically reflect the outcome of issuer-specific negotiations, and consequently exhibit a lower degree of uniformity than do investment-grade covenants.

Please contact me at (770) 980-6578 if you require further information or wish to discuss our response to the comment letter.

Sincerely,

/s/ Steven T. Pierson
Steven T. Pierson Chief Accounting Officer